Exhibit 99.1

22349 Evaxion Biotech A S VIF Proof 1 Extraordinary General Meeting of the Shareholders of Evaxion Biotech A/S Date: February 21, 2023 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Extraordinary General Meeting of the Shareholders of Evaxion Biotech A/S to be held February 21, 2023 For ADR Holders as of February 3, 2023 All votes must be received by 12:00 p.m. EST on February 16, 2023. Copyright © 2023 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR EVAXION BIOTECH A/S P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain AGENDA FOR THE GENERAL MEETING 1. Election of chairman of the meeting 2. Proposal to authorize the Board of Directors to issue investor warrants 3. Proposal to authorize the Board of Directors to increase the share capital 4. Proposal to authorize the chairman of the meeting Board Recommended FOR FOR FOR FOR 22349 Evaxion Biotech A S VIF.indd 1 1/30/2023 12:33:36 PM

22349 Evaxion Biotech A S VIF Proof 1 Evaxion Biotech A/S Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. on February 16, 2023) The undersigned registered owner of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Evaxion Biotech A/S registered in the name of the undersigned on the books of the Depositary as of the close of business on February 3, 2023 at the Extraordinary General Meeting of the Shareholders of Evaxion Biotech A/S to be held on February 21, 2023 in respect of the resolutions specified on the reverse. NOTE: Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by Evaxion Biotech A/S with respect to such shares or other Deposited Securities and the Depositary will give such instruction. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR Evaxion Biotech A/S P.O. Box 8016 CARY, NC 27512-9903 22349 Evaxion Biotech A S VIF.indd 2 1/30/2023 12:33:36 PM